UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

Dune Energy, Inc
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
265338509
(CUSIP Number)
David Kelly, Esq.
UBS AG
677 Washington Blvd
Stamford CT 06901
203-719-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	265338509

1	NAMES OF REPORTING PERSONS UBS AG directly and on behalf of certain subsidiaries

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		10,935,008[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,935,008[1]

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,935,008[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.78%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
1 The number of Common Shares beneficially owned is reported as of May 6, 2010 and consists of 9,729,476 Common Shares underlying 10% Senior Redeemable Convertible Preferred Stock (the “Preferred Stock”) and 1,205,532 Common Shares. As May 6, 2010 each share of Preferred Stock converts into 114.29 Common. The make whole premium on the Preferred shares has expired as of record date April 2, 2010.
2. This percentage is calculated as of May 6, 2010 pursuant to rule 13(d)(1)(i) and is based upon 40,484,243 Common Shares outstanding as of April 28, 2010 (as reported in Issuer’s 10-Q filed May 5, 2010).

Item 1. Security and Issuer
The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Shares”), of Dune Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.
Item 2. Identity and Background
(a) — (c) This Schedule 13D is being filed on behalf of UBS AG (the “Reporting Person”). UBS AG’s principal business offices are located at:
Bahnhofstrasse 45
CH-8001
Zurich, Switzerland
and
Aeschenvorstadt 1
CH-4051
Basel, Switzerland
UBS AG is a major international banking and financial firm. UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich and New York exchanges. UBS Securities LLC is a wholly owned subsidiary of UBS AG. Like most securities firms, UBS Securities LLC is, and has been, a defendant in numerous legal actions brought by private plaintiffs relating to its securities business that allege various violations of federal and state securities laws. UBS AG files annual reports on Form 20-F with the SEC, and also files quarterly reports and certain other material information with the SEC under cover of Form 6-K. These reports are publicly available. These reports include material information about UBS Securities LLC matters, including information about any material litigation or administrative proceedings.
Further, UBS AG, UBS Securities LLC and other affiliated entities, like most large, full service investment banks and broker-dealers, receive inquiries and are sometimes involved in investigations by the Federal Reserve Bank, SEC, NYSE and various other regulatory organizations and government agencies. UBS AG and its affiliates and subsidiaries fully cooperate with the authorities in all such requests. UBS Securities LLC regularly reports to the Financial Industry Regulatory Authority, Inc on form B-D and to the SEC on the Schedule E to Form ADV investigations that result in orders. These reports are publicly available.

(d) — (e) During the last five years, the Reporting Person, nor to the best of the Reporting Person’s knowledge, any of the executive officers has not (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws, except as follows:
Auction Rate Securities: UBS was the subject of an SEC investigation and state regulatory actions relating to the marketing and sale of auction rate securities (ARSs) to clients, and to UBS’s role and participation in ARS auctions and underwriting of ARSs. UBS was also named in several putative class actions and individual civil suits and arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. At the end of 2008 UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back ARSs from eligible customers within certain time periods, the last of which begins on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). UBS’s settlement is largely in line with similar industry regulatory settlements. UBS is continuing to finalize agreements with other state regulators. The SEC continues to investigate individuals affiliated with UBS who traded in ARSs or who had responsibility for disclosures.
US Cross-Border: UBS AG has been the subject of a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000-2007. On 18 February 2009, UBS AG announced that it had entered into a Deferred Prosecution Agreement (DPA) with the US Department of Justice Tax Division (DOJ) and the United States Attorney’s Office for the Southern District of Florida, and a Consent Order with the SEC, relating to these investigations. Pursuant to the DPA, the DOJ agreed that any further prosecution of UBS will be deferred for a period of at least 18 months, subject to extension under certain circumstances such as UBS needing more time to complete the implementation of the exit of its US cross-border business. If UBS satisfies all of its obligations under the DPA, the DOJ will refrain permanently from pursuing charges against UBS relating to the investigation of its US cross-border business. As part of the resolution of an SEC claim that UBS acted as an unregulated broker dealer and investment advisor in connection with its US cross-border business, UBS reached a consent agreement with the SEC on the same date.
On 19 August 2009, UBS executed a settlement agreement with the IRS and the DOJ, to resolve the previously reported enforcement action relating to the “John Doe” summons served on UBS in July 2008 (UBS-US Settlement Agreement). At the same time, the United States and Switzerland entered into a separate but related agreement (Swiss-US Government Agreement).
Because UBS has complied with all of its obligations set forth in the UBS-US Settlement Agreement required to be completed by 31 December 2009, the IRS has withdrawn the summons with prejudice as to all accounts not covered by the treaty request. Subject to UBS’s compliance with its further obligations set forth in the UBS-US Settlement Agreement, the IRS will withdraw the “John Doe” summons with prejudice as to the accounts subject to the treaty request no later than 24 August 2010 upon the actual or anticipated delivery to the IRS of information relating to accounts covered by the treaty request that does not differ significantly from the expected results, or upon receipt of all relevant account information from any source concerning 10,000 open or closed undisclosed UBS AG accounts.
On 21 January 2010, the Swiss Federal Administrative Court ruled that the Swiss – US Government Agreement should have been approved by Parliament in order to provide the SFTA a proper legal basis to grant the IRS request for information with respect to certain accounts of US persons who had failed to report substantial amounts of income over an extended period. On 31 March 2010, the Swiss and US governments have signed a protocol amending the Swiss-US Government Agreement, the agreement and the protocol will be presented to the Swiss Parliament for approval in June. Pending such approval, the Federal Council has provisionally enacted the Swiss-US Government Agreement as amended.
UBS continues, as in the past, to fulfill all of its obligations under the UBS-US Settlement Agreement, including, among other things, the exit of the US cross-border business out of non-SEC registered entities and the provision of relevant account information to the SFTA under the treaty process. In addition, UBS has taken measures to achieve the 10,000 UBS AG account information threshold under both the Swiss-US Government Agreement and the UBS-US Settlement Agreement.

Item 3. Source and Amount of Funds or Other Consideration
The source of funds for the purchases of the Preferred Stock (as defined above in Item 1) was internal funds of UBS AG (“UBS”) and the affiliates that purchased the subject securities.
Item 4. Purpose of Transaction
The Preferred Stock was acquired for investment and proprietary trading purposes. UBS intends to review continuously its position with the Issuer. Depending on future evaluations of the business prospects of the Issuer and upon other development, including, but not limited to, general and economic business conditions and stock market conditions, UBS may retain or dispose from time to time of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.
UBS has converted a portion of the Preferred Stock into Common Shares available for sale.
Except as set forth in this Item 4, the reporting person does not have any present plans or proposals that relate to or that would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) This statement on Schedule 13D is being filed by UBS on behalf of itself and its subsidiaries. The securities being reported on by UBS representing the Common Shares are held directly by UBS Securities LLC.
For purposes of Rule 13d-3, as of May 6, 2010 UBS may be deemed to beneficially own 10,935,008 Common Shares, consisting of 9,729,476 Common Shares underlying Preferred Stock and 1,205,532 Common Shares, or approximately 21.78% of the outstanding Common Shares.
(b) The Reporting Person has sole voting and dispositive power over all of the Common Shares reported above.
(c) Inapplicable.
(d) Inapplicable.
(e) Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
To the best knowledge of UBS, except as described under Item 4 above, no contracts, arrangements, understandings or relationship (legal or otherwise) exist between UBS and any other person with respect to the securities of the Issuer
Item 7. Material to be Filed as Exhibits
None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	By:

	By:	/s/ Anthony DeFilippis
		Name:	Anthony DeFilippis
		Title:	Executive Director

	By:	/s/ Gordon Kiesling
		Name:	Gordon Kiesling
		Title:	Executive Director

May 19, 2010